

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

December 24, 2008

Deborah J. Long, Esq.
Senior Vice President, Secretary and General Counsel
Protective Life Corporation
2801 Highway 280 South
Birmingham, Alabama 35223

> **Re: Protective Life Insurance Company**
> **Registration Statement on Form S-3**
> **Filed November 26, 2008**
> **File No. 333-155707**

Dear Ms. Long:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

4. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registration statement or under cover of Form 8-K and incorporated by reference into the registration statement prior to or at the time of each takedown or that all the material terms will have already been disclosed in the 424. Refer to 1100(f) of Regulation AB.

5. Please tell us how you intend to provide for an annual report on assessment of compliance with servicing criteria for asset-backed securities as well as an attestation report from a registered public accounting firm pursuant to Exchange Act Rule 15d-18 and Item 1122 of Regulation AB. See also Item 1123 of Regulation AB. Please note that all of the required reports must be filed as exhibits to the annual report on Form 10-K.

6. Please file the forms of the pricing supplements you intend to use.

7. Please note that a takedown off of a shelf that involves structural features that were not described in the base prospectus will usually require either a new registration statement or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. In this connection, please explain references to structural features which do not appear to relate directly to a pricing supplement or revise to remove them. Examples include:

    - Additional terms of the notes, in the final bullet point on page 23 of the base prospectus;

    - Certain federal income tax considerations, in the second paragraph on page 24 of the base prospectus;

- Additional events of default, in the final bullet point on page 29 and final bullet point on page 39 of the base prospectus; and

- A different use of proceeds, in the ninth bullet point on page S-15.

Base Prospectus

General

8. It appears that your disclosure uses the first person to refer to Protective Life Insurance Company, but you also at times refer to Protective Life Insurance Company in the third person. Please revise for consistency.   In this connection, revise your disclosure under Forward Looking Information on page ii to clearly indicate that the Private Securities Litigation Reform Act is not available to the issuing entities. Your current disclosure is not sufficiently prominent to counter the prominent references to Sections 27A and 21E at the beginning of the paragraph. Similar clarifying changes should be made when referring to "our" 10-K at the top of page 11.

9. There are a number of places throughout the base prospectus, particularly on pages 6, 37, 42, and 43, where you indicate that the "summary is not complete." However, these are or should be complete summaries. Please revise to clarify.

Risk Factors, page 11

10. Please add a risk factor that discusses how current market conditions are expected to impact your transaction, and discuss any potential impact to Protective Life Insurance Company due to the current economic climate.

Description of the Notes, page 23

11. Revise your disclosure in the penultimate sentence of the second paragraph to clarify your obligation to summarize all *material* terms of material agreements in your prospectus.

Interest Rate Calculation, page 24

12. We note from the last bullet point the floating rate notes may include such other rates as set forth in the applicable pricing supplement. Please confirm that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

Description of the Funding Agreements, page 37
General, page 37

13. We note your discussion about credit ratings on page 37. Please expand this disclosure to describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

Part II

Undertakings, page II-2

14. Please provide the undertakings required under Securities Act Reform. Refer to Item 512(a)(5) and (a)(6) of Regulation S-K

Prospectus Supplement

Material U.S. Federal Income Tax Consideration

15. If you intend to use a short form opinion of tax counsel, please clarify, at the beginning of this section, that the disclosure is not merely a discussion, but in fact represents the opinion of your counsel as to the material tax consequences of an investment in the notes.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Stickel at (202) 551-3324 or me at (202) 551-3412 if you have any questions.

Sincerely,

Amanda McManus
Branch Chief

cc: Via Facsimile (212) 521-7334
        Matthew Kaplan
        Debevoise & Plimpton LLP